SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2005

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
ICOS Vision Systems Corporation NV	Jody Burfening
Tel: 32 16 398 220	Lippert/Heilshorn & Associates, Inc.
Investor.relations@icos.be	212-838-3777

ICOS VISION SYSTEMS REPORTS PRELIMINARY THIRD QUARTER

REVENUE BETWEEN 19 AND 20 MILLION EURO

Heverlee, Belgium – September 28, 2005 – ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a leading supplier of inspection solutions for the semiconductor industry, today announced that, based on a preliminary review of its financial results, it expects to report revenue between 19 and 20 million Euro for the third quarter ended September 30, 2005, up from 16.1 million in the second quarter.

“Driven by an increase in semiconductor unit demand, the industry recovery has picked up steam faster than we anticipated,” said Anton DeProft, ICOS’ president and chief executive officer. “In retrospect it appears that our assessment that the second quarter marked the low point of the current semiconductor cycle was correct. Therefore, we now expect to finish the third quarter with a sequential revenue increase of approximately 20%, up from the 5 to 10% gain we forecast earlier.”

The Company will report final consolidated results for the third quarter 2005 on October 27, 2005.

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) metrology and inspection as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection modules for integration in other equipment.

ICOS is headquartered in Heverlee, Belgium and has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Hong Kong and Korea and production facilities in Belgium, Hong Kong and China.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks related to the evolution of the economical and political situation, risks related to the evolution of the semiconductor and semiconductor equipment markets, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation N.V. can be found on the World Wide Web at www.icos.be

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: September 28, 2005	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President